File No. 333-221599
                                                                    CIK #1701312

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1833

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                 INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.               Attention: John M. Zerr, Esq.
200 Park Avenue                                   11 Greenway Plaza
New York, New York  10166                         Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on January 2, 2018, pursuant to Rule 487.




EAFE Select 20 Portfolio 2018-1

The Dow Jones Select Dividend Index Strategy Portfolio 2018-1

Select S&P Industrial Portfolio 2018-1

Select S&P Core Portfolio 2018-1

Global 45 Dividend Strategy Portfolio 2018-1

Select 10 Industrial Portfolio 2018-1
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1833, each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.




                                January 2, 2018


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO



EAFE Select 20 Portfolio

   Investment Objective. The Portfolio seeks above-average total return.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio follows a simple investment strategy: Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index as detailed below, one of the most widely-used benchmarks for international investing. Eliminate stocks traded in Singapore to help limit exposure to uncertain political and economic conditions. Screen the remaining stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks from the previous step by market capitalization and select the top 75%. From the stocks that remain from the previous step, buy the twenty highest dividend-yielding stocks and hold them for about one year. In the event that a stock in the initial portfolio would result in you and the Portfolio being direct or indirect shareholders of any passive foreign investment companies ("PFICs"), such stock will be replaced with the next highest dividend-yielding stock. Invesco Capital Markets, Inc., the Sponsor, implemented the strategy using information available as of the close of business on December 20, 2017. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   Many consider the MSCI EAFE[SM] Index to be the premier equity benchmark for global investing. The index represents more than 900 stocks across 21 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The final step of the strategy replaces PFICs because of the negative tax treatment which could result from such ownership. A small percentage of the MSCI EAFE[SM] Index includes stocks that may be classified as PFICs and from time to time the stocks used to calculate hypothetical performance may include a limited number of stocks that are PFICs.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.


     o The Portfolio is concentrated in securities issued by companies domiciled in both the United Kingdom and Japan. As a result, political, economic or social developments in the United Kingdom or Japan may have a significant impact on the securities included in the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.251%     $2.458
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.519%     $5.083
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.575%     $5.633*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    266
3 years        816
5 years      1,390
10 years     2,941


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from April 10, 2018 through September 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                  $10.0000


Initial Date of Deposit                         January 2, 2018

Mandatory Termination Date                       April 10, 2019

Estimated Net Annual Income1,2                $0.32553 per Unit


Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month


CUSIP Numbers                                 Cash -- 46140G504
                                          Reinvest -- 46140G512
                                     Wrap Fee Cash -- 46140G520
                                 Wrap Fee Reinvest -- 46140G538

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in April 2018.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the MSCI EAFE[SM] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle and may be subject to investment exclusions and restrictions. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                       Hypothetical Total Return
------------------------------------------------------------------------
          Hypothetical      MSCI                  Hypothetical    MSCI
            Strategy      EAFE[SM]                  Strategy     EAFE[SM]
Year         Stocks        Index       Year          Stocks       Index
------------------------------------------------------------------------

1988         25.52%        28.59%      2003          33.68%       39.29%
1989          4.95         10.80       2004          38.02        20.79
1990         (7.63)       (23.20)      2005          11.81        14.13
1991         14.21         12.50       2006          36.61        26.98
1992          2.00        (11.85)      2007          18.90        11.76
1993+        60.03         32.94       2008         (60.80)      (43.09)
1994          0.52          8.06       2009+         65.95        32.43
1995         21.97         11.55       2010           2.20         8.38
1996         19.29          6.36       2011          (2.09)      (11.67)
1997         22.09          2.06       2012          12.95        17.87
1998         21.99         20.33       2013          13.44        23.57
1999         13.89         25.27       2014           2.58        (4.20)
2000         (1.97)       (15.21)      2015         (10.11)       (0.21)
2001         (0.34)       (22.61)      2016          (9.34)        1.59
2002         (3.27)       (15.57)      2017          11.91        25.69


+ These returns are the result of extraordinary market events and are not expected to be repeated.

See "Notes to Hypothetical Performance Tables".


EAFE Select 20 Portfolio 2018-1
Portfolio
--------------------------------------------------------------------------------------
                                                               Current   Cost of
Number                                           Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
--------------------------------------------------------------------------------------
           Australia - 9.90%
       631  ASX, Ltd.                            $    42.6462     5.27%  $  26,909.72
     4,914  Sydney Airport                             5.4818     3.43      26,937.77
           France - 9.96%
       910  AXA, S.A.                                 29.5159     3.29      26,859.49
       273  Renault, S.A.                             99.9807     2.64      27,294.73
           Germany - 9.94%
       261  Bayerische Motoren Werke AG              103.2717     2.98      26,953.92
       793  ProSiebenSat.1 Media SE                   34.1898     4.89      27,112.51
           Italy - 4.93%
       853  Atlantia S.p.A.                           31.4016     3.10      26,785.56
           Japan - 25.16%
     1,100  KDDI Corporation                          24.8032     2.72      27,283.53
       800  MS&AD Insurance Group Holdings, Inc.      33.6811     2.90      26,944.91
     1,200  NTT DOCOMO, Inc.                          23.6094     3.18      28,331.32
     1,500  Sekisui House, Ltd.                       18.0123     3.12      27,018.44
       600  Tokio Marine Holdings, Inc.               45.4165     2.64      27,249.93
           Netherlands - 4.99%
       444  Randstad Holding NV                       61.1162     3.14      27,135.57
           Norway - 5.08%
     1,640  Marine Harvest ASA                        16.8430     7.59      27,622.50
           United Kingdom - 30.04%
     3,114  Barratt Developments plc                   8.6857     3.78      27,047.18
       405  British American Tobacco plc              67.3059     2.88      27,258.89
     7,398  BT Group plc                               3.6494     5.67      26,998.29
     7,507  Legal & General Group plc                  3.6656     5.37      27,517.88
       742  Persimmon plc                             36.7842     4.93      27,293.89
     1,512  WPP plc                                   17.9875     4.47      27,197.04
----------                                                               ------------
    36,597                                                               $ 543,753.07
==========                                                               ============

See "Notes to Portfolios".

The Dow Jones Select Dividend Index Strategy Portfolio

   Investment Objective. The Portfolio seeks above-average total return.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. Invesco Capital Markets, Inc., the Sponsor, selected the Portfolio based on information provided by Horizon Investment Services, LLC (the "Portfolio Consultant") using its Quadrix rating system. Beginning with the stocks in the Dow Jones Select Dividend Index, the strategy ranks each company from highest to lowest based on One-Year Change in Tangible Book Value, Five-Year Expected Profit Growth, Three-Year Dividend Growth and Price to Book Value. The strategy assigns each company a rank score from 1 to 100 for each of these four categories. A rank score of 100 is given to the stock with the best rank in each category (highest rank for One-Year Change in Tangible Book Value, Five-Year Expected Profit Growth, Three-Year Dividend Growth and the lowest rank for Price to Book Value), and a rank score of 1 is given to the stock with the worst rank in a particular category. The highest possible total rank score is 400 and the lowest possible total rank score is 4. The strategy then ranks the stocks by total rank score and selects the top 20 stocks, provided that no more than 12 stocks are selected from any single industry sector (as furnished by Dow Jones Indexes). In the event that more than 12 stocks in the initial portfolio are from a single industry sector, each such additional stock will be replaced with the stock with the next highest total rank score that is not in that same sector. A company will be excluded and its stock will be replaced with the stock with the next highest total rank score, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of December 20, 2017 (the "Selection Date"), a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted. In addition, if two stocks are assigned the same total rank score, the stock with the lower Price to Book Value is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The strategy was implemented as of the close of business on the Selection Date.


   The four categories used by the Portfolio strategy are defined as follows:

     o One-Year Change in Tangible Book Value--The percentage change in the net asset value of a company, calculated by total assets minus intangible assets (such as patents and goodwill) and liabilities.

     o Five-Year Expected Profit Growth--Calculated by using the I/B/E/S 5-year average growth estimate. I/B/E/S is a database of security recommendations and estimates from many different contributing firms that translates the data into a uniform consensus average recommendations and estimates from the contributing firms.

     o Three-Year Dividend Growth--The average growth rate of a company's paid dividends over the previous three years.

     o Price to Book Value--A ratio calculated by dividing the current stock price per share by the current book value per share.

   The Dow Jones Select Dividend Index is pre-screened subset of stocks selected from all dividend-paying companies in the Dow Jones U.S. Index that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings per share ratio of less than or equal to 60%, and a three-month average daily trading volume of at least 200,000 shares. The Dow Jones U.S. Index is a rules-governed, broad-market benchmark that represents approximately 95% of U.S. market capitalization.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio is concentrated in securities issued by companies in the financials sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.512%     $5.000
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.305%     $2.977
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.361%     $3.527*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    270
3 years        828
5 years      1,410
10 years     2,981


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from April 10, 2018 through September 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                  $10.0000


Initial Date of Deposit                         January 2, 2018

Mandatory Termination Date                       April 10, 2019

Estimated Net Annual Income1,2                $0.31714 per Unit


Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month


CUSIP Numbers                                 Cash -- 46140G546
                                          Reinvest -- 46140G553
                                     Wrap Fee Cash -- 46140G561
                                 Wrap Fee Reinvest -- 46140G579

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in March 2018.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the Dow Jones Select Dividend Index ("The Dow Index[SM]") and the S&P 500 Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year --similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                                     Hypothetical Total Return
------------------------------------------------------------------------------------------------------
           Hypothetical                                         Hypothetical
             Strategy        The Dow       S&P 500                Strategy       The Dow      S&P 500
Year          Stocks        Index[SM]       Index        Year      Stocks       Index[SM]      Index
------------------------------------------------------------------------------------------------------

1992           25.45%         22.88%         7.43%       2005      (0.07)%         3.79%        4.91%
1993           10.76          14.59         10.06        2006      19.05          19.54        15.79
1994           (4.76)         (0.19)         1.32        2007     (11.89)         (5.16)        5.49
1995           40.53          42.81         37.58        2008     (40.84)        (30.97)      (37.00)
1996           20.14          25.08         22.96        2009      15.57          11.13        26.47
1997           46.00          37.84         33.36        2010      19.10          18.32        15.06
1998            5.90           4.34         28.58        2011      (0.99)         12.42         2.11
1999           (9.63)         (4.08)        21.04        2012      14.58          10.84        16.00
2000           23.99          24.86         (9.10)       2013      26.38          29.06        32.38
2001+          51.67          13.09        (11.89)       2014      (0.39)         15.36        13.68
2002            2.74          (3.94)       (22.10)       2015      (5.37)         (1.64)        1.37
2003           36.03          30.16         28.68        2016      19.27          21.98        11.95
2004           16.29          18.14         10.88        2017      18.20          15.44        21.82


+ These returns are the result of extraordinary market events and are not expected to be repeated.

See "Notes to Hypothetical Performance Tables".


The Dow Jones Select Dividend Index Strategy Portfolio 2018-1
Portfolio
-----------------------------------------------------------------------------------------
                                                                  Current   Cost of
Number                                              Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                      per Share (2) Yield (3) Portfolio (2)
-----------------------------------------------------------------------------------------
            Consumer Discretionary - 14.97%
       594   Ford Motor Company                     $    12.4900     4.80%  $   7,419.06
       135   Kohl's Corporation                          54.2300     4.06       7,321.05
       155   Leggett & Platt, Inc.                       47.7300     3.02       7,398.15
            Energy - 9.96%
        59   Chevron Corporation                        125.1900     3.45       7,386.21
        80   Valero Energy Corporation                   91.9100     3.05       7,352.80
            Financials - 35.00%
       149   BB&T Corporation                            49.7200     2.65       7,408.28
       535   F.N.B. Corporation                          13.8200     3.47       7,393.70
       138   Mercury General Corporation                 53.4400     4.68       7,374.72
       347   Old Republic International Corporation      21.3800     3.55       7,418.86
       147   PacWest Bancorp                             50.4000     3.97       7,408.80
       212   United Bankshares, Inc.                     34.7500     3.91       7,367.00
       659   Valley National Bancorp                     11.2200     3.92       7,393.98
            Materials - 20.03%
       346   Commercial Metals Company                   21.3200     2.25       7,376.72
       149   Domtar Corporation                          49.5200     3.35       7,378.48
       128   International Paper Company                 57.9400     3.28       7,416.32
       118   WestRock Company                            63.2100     2.72       7,458.78
            Utilities - 20.04%
       118   Eversource Energy                           63.1800     3.01       7,455.24
       225   OGE Energy Corporation                      32.9100     4.04       7,404.75
       186   SCANA Corporation                           39.7800     6.16       7,399.08
        69   Sempra Energy                              106.9200     3.08       7,377.48
----------                                                                  ------------
     4,549                                                                  $ 147,909.46
==========                                                                  ============

See "Notes to Portfolios".

Select S&P Industrial Portfolio

   Investment Objective. The Portfolio seeks above-average total return.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio follows a simple investment strategy designed by Standard & Poor's Investment Advisory Services LLC, a part of S&P Global Market Intelligence (the "Portfolio Consultant"). Beginning with the S&P Industrials Index, select only those stocks ranked either A or A+ by S&P Capital IQ's Earnings and Dividend Rankings for Common Stock and then remove all stocks in the Dow Jones Industrial Average. Rank the remaining stocks by market capitalization and select the top 75%. Select the fifteen highest dividend-yielding stocks from the previous step and hold them for approximately one year. In addition, a company will be excluded and its stock will be replaced with the next highest dividend-yielding stock, if the company is an affiliate of Invesco Capital Markets, Inc., the Sponsor, or, if based on publicly available information as of December 20, 2017 (the "Selection Date"), a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The strategy was implemented as of the close of business on the Selection Date.


   S&P Capital IQ determines its Earnings and Dividend Rankings for Common Stock primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks in reorganization. These rankings are not intended to predict price movements. The market capitalization screen seeks to avoid smaller, less liquid issues.

   The S&P Industrials Index, also known as the S&P Industrials Composite Index, is a legacy index that originated prior to the adoption of GICS sector classifications. The S&P Industrials Index excludes Utilities, Financials, Real Estate, and Transportation constituents.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in the consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.424%     $4.140
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.241%     $2.358
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.297%     $2.908*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    255
3 years        783
5 years      1,337
10 years     2,838


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from April 10, 2018 through September 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                  $10.0000


Initial Date of Deposit                         January 2, 2018

Mandatory Termination Date                       April 10, 2019

Estimated Net Annual Income1,2                $0.21976 per Unit


Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month


CUSIP Numbers                                 Cash -- 46140G702
                                          Reinvest -- 46140G710
                                     Wrap Fee Cash -- 46140G728
                                 Wrap Fee Reinvest -- 46140G736

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in February 2018.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 500 Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                     Hypothetical Total Return
----------------------------------------------------------------------
         Hypothetical                         Hypothetical
           Strategy       S&P 500               Strategy       S&P 500
Year        Stocks         Index       Year      Stocks         Index
----------------------------------------------------------------------

1988        41.05%         16.34%      2003      15.54%         28.68%
1989        34.56          31.21       2004       7.87          10.88
1990         0.55          (3.13)      2005      (4.64)          4.91
1991        26.74          30.00       2006       9.99          15.79
1992        12.55           7.43       2007       6.58           5.49
1993         1.99          10.06       2008     (23.94)        (37.00)
1994        10.34           1.32       2009      26.84          26.47
1995        38.35          37.58       2010      12.87          15.06
1996        12.79          22.96       2011       7.39           2.11
1997        33.03          33.36       2012      11.01          16.00
1998        14.65          28.58       2013      35.48          32.38
1999       (13.36)         21.04       2014      15.02          13.68
2000        12.40          (9.10)      2015       4.06           1.37
2001         4.11         (11.89)      2016      14.43          11.95
2002       (13.27)        (22.10)      2017      13.06          21.82


See "Notes to Hypothetical Performance Tables".


Select S&P Industrial Portfolio 2018-1
Portfolio
----------------------------------------------------------------------------------
                                                           Current   Cost of
Number                                       Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)               per Share (2) Yield (3) Portfolio (2)
----------------------------------------------------------------------------------
            Consumer Discretionary - 13.32%
       135   Omnicom Group, Inc.             $    72.8300     3.30%  $   9,832.05
       133   V.F. Corporation                     74.0000     2.49       9,842.00
            Consumer Staples - 53.29%
        66   Clorox Company                      148.7400     2.26       9,816.84
       131   Colgate-Palmolive Company            75.4500     2.12       9,883.95
       136   CVS Health Corporation               72.5000     2.76       9,860.00
       101   Dr Pepper Snapple Group, Inc.        97.0600     2.39       9,803.06
       166   General Mills, Inc.                  59.2900     3.31       9,842.14
        87   Hershey Company                     113.5100     2.31       9,875.37
       270   Hormel Foods Corporation             36.3900     2.06       9,825.30
        82   PepsiCo, Inc.                       119.9200     2.69       9,833.44
            Industrials - 20.05%
       141   Emerson Electric Company             69.6900     2.78       9,826.29
       180   Fastenal Company                     54.6900     2.34       9,844.20
        31   Lockheed Martin Corporation         321.0500     2.49       9,952.55
            Information Technology - 13.34%
        84   Automatic Data Processing, Inc.     117.1900     2.15       9,843.96
       145   Paychex, Inc.                        68.0800     2.94       9,871.60
----------                                                           ------------
     1,888                                                           $ 147,752.75
==========                                                           ============

See "Notes to Portfolios".

Select S&P Core Portfolio

   Investment Objective. The Portfolio seeks above-average total return.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio follows a simple investment strategy developed and designed by Standard & Poor's Investment Advisory Services LLC, a part of S&P Global Market Intelligence (the "Portfolio Consultant"). Beginning with the S&P 500 Index, rank the stocks by gross profit margin and select the 50 stocks with the highest gross margin. Eliminate any stock from the previous step not ranked either "4" or "5" by S&P Capital IQ's STock Appreciation Ranking System ("STARS"). Finally, rank the remaining stocks by price to sales ratio and select up to twenty stocks with the lowest price to sales ratios and hold them for approximately one year. In addition, a company will be excluded and its stock will be replaced with the stock with the next lowest price to sales ratio, if the company is an affiliate of Invesco Capital Markets, Inc., the Sponsor, or, if based on publicly available information as of December 20, 2017 (the "Selection Date"), a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted. There is a possibility that the strategy could produce a portfolio of less than twenty stocks in the current Portfolio or a future trust, if available, due to a shortfall of stocks which meet all the strategy criteria. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The strategy was implemented as of the close of business on the Selection Date.


   Gross profit margin is defined as a company's total revenue minus cost of goods sold divided by total revenue. S&P Capital IQ introduced STARS on December 31, 1986. The STARS ranking reflects the opinion of S&P Capital IQ's equity analysts on the total return potential of approximately 1,600 global equities compared to the total return potential of a relevant benchmark over the coming 12 months. These rankings are not intended to predict price movements. The price to sales ratio is defined as a company's stock price divided by the company's reported sales per share from the previous year. The price to sales ratio screen seeks to prevent selecting overvalued stocks.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in both the financials and health care sectors. Negative developments in either of these sectors will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.435%     $4.256
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.247%     $2.410
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.303%     $2.960*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    257
3 years        789
5 years      1,346
10 years     2,855


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from April 10, 2018 through September 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                  $10.0000


Initial Date of Deposit                         January 2, 2018

Mandatory Termination Date                       April 10, 2019

Estimated Net Annual Income1,2                $0.10250 per Unit


Record Dates2                            10th day of each month

Distribution Dates2                      25th day of each month


CUSIP Numbers                                 Cash -- 46140G629
                                          Reinvest -- 46140G637
                                     Wrap Fee Cash -- 46140G645
                                 Wrap Fee Reinvest -- 46140G652

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in March 2018.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 500 Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                            Hypothetical Total Return
-------------------------------------------------------------------------------------
             Hypothetical       S&P 500                  Hypothetical       S&P 500
Year       Strategy Stocks       Index        Year     Strategy Stocks       Index
-------------------------------------------------------------------------------------

1988            11.91%           16.34%       2003          28.68%           28.68%
1989            37.26            31.21        2004           6.07            10.88
1990             1.95            (3.13)       2005           3.89             4.91
1991+           54.28            30.00        2006           5.31            15.79
1992             3.80             7.43        2007           7.54             5.49
1993            26.59            10.06        2008         (25.77)          (37.00)
1994             8.61             1.32        2009          36.11            26.47
1995            43.95            37.58        2010           2.12            15.06
1996            23.85            22.96        2011           0.10             2.11
1997            22.04            33.36        2012          22.76            16.00
1998            27.84            28.58        2013          42.55            32.38
1999            25.63            21.04        2014          15.03            13.68
2000             3.86            (9.10)       2015          (1.78)            1.37
2001           (10.75)          (11.89)       2016          22.04            11.95
2002           (23.15)          (22.10)       2017          20.51            21.82


+ These returns are the result of extraordinary market events and are not expected to be repeated.

See "Notes to Hypothetical Performance Tables".


Select S&P Core Portfolio 2018-1
Portfolio
------------------------------------------------------------------------------------
                                                             Current   Cost of
Number                                         Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                   per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------
          Consumer Discretionary - 5.57%
       43  Netflix, Inc.                       $   191.9600     0.00%  $   8,254.28
          Consumer Staples - 5.58%
       65  Estee Lauder Companies, Inc. - CL A     127.2400     1.19       8,270.60
          Financials - 33.33%
      278  Bank of America Corporation              29.5200     1.63       8,206.56
       95  Comerica, Inc.                           86.8100     1.38       8,246.95
       77  JPMorgan Chase & Company                106.9400     2.09       8,234.38
      408  KeyCorp                                  20.1700     2.08       8,229.36
      477  Regions Financial Corporation            17.2800     2.08       8,242.56
      127  SunTrust Banks, Inc.                     64.5900     2.48       8,202.93
          Health Care - 38.88%
       85  AbbVie, Inc.                             96.7100     2.94       8,220.35
+      50  Allergan plc                            163.5800     1.71       8,179.00
       47  Amgen, Inc.                             173.9000     3.04       8,173.30
       26  Biogen, Inc.                            318.5700     0.00       8,282.82
       79  Celgene Corporation                     104.3600     0.00       8,244.44
      115  Gilead Sciences, Inc.                    71.6400     2.90       8,238.60
       55  Vertex Pharmaceuticals, Inc.            149.8600     0.00       8,242.30
          Information Technology - 16.64%
       47  Facebook, Inc. - CL A                   176.4600     0.00       8,293.62
      173  Oracle Corporation                       47.2800     1.61       8,179.44
      291  Symantec Corporation                     28.0600     1.07       8,165.46
---------                                                              ------------
    2,538                                                              $ 148,106.95
=========                                                              ============

See "Notes to Portfolios".

Global 45 Dividend Strategy Portfolio

   Investment Objective. The Portfolio seeks above-average total return.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio. The Portfolio combines three simple investment strategies: the Select 10 Industrial Strategy, the Select S&P Industrial Strategy, and the EAFE Select 20 Strategy.


   The Select 10 Industrial Strategy selects the ten highest dividend-yielding stocks in the Dow Jones Industrial Average for the Portfolio. This portion of the Portfolio strategy was implemented as of the close of business on December 20, 2017.

   The Select S&P Industrial Strategy follows a strategy designed by Standard & Poor's Investment Advisory Services LLC, a part of S&P Global Market Intelligence (the "Portfolio Consultant"). Beginning with the S&P Industrials Index, the strategy selects only those stocks ranked either A or A+ by S&P Capital IQ's Earnings and Dividend Rankings for Common Stock and then removes all stocks in the Dow Jones Industrial Average. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the fifteen highest dividend-yielding stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the next highest dividend-yielding stock, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the selection date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted. This portion of the Portfolio strategy was implemented as of the close of business on December 20, 2017.

   The EAFE Select 20 Strategy begins with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Stocks traded in Singapore are eliminated from the strategy to help limit exposure to uncertain political and economic conditions. The stocks are screened to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the twenty highest dividend-yielding stocks for the Portfolio. Any stock from the previous step which is a passive foreign investment companies is replaced with the next highest dividend-yielding stock. This portion of the Portfolio strategy was implemented as of the close of business on December 20, 2017.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Each strategy makes up approximately one-third of the initial Portfolio. When the Portfolio terminates, you can elect to follow the Global 45 Dividend Strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U. S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in the consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.201%     $1.971
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.449%     $4.394
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.505%     $4.944*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    254
3 years        780
5 years      1,331
10 years     2,826


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from April 10, 2018 through September 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                  $10.0000


Initial Date of Deposit                         January 2, 2018

Mandatory Termination Date                       April 10, 2019

Estimated Net Annual Income1                  $0.27413 per Unit

Estimated Initial Distribution1                  $0.07 per Unit

Record Dates                              10th day of each May,
                                           August and November,
                                        commencing May 10, 2018

Distribution Dates                        25th day of each May,
                                           August and November,
                                        commencing May 25, 2018

CUSIP Numbers                                 Cash -- 46140G587
                                          Reinvest -- 46140G595
                                     Wrap Fee Cash -- 46140G603
                                 Wrap Fee Reinvest -- 46140G611

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 500 Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                          Hypothetical Total Return
-------------------------------------------------------------------------------
           Hypothetical      S&P 500                Hypothetical      S&P 500
Year     Strategy Stocks      Index       Year    Strategy Stocks      Index
-------------------------------------------------------------------------------

1988          29.69%          16.34%      2003         25.27%          28.68%
1989          20.87           31.21       2004         16.05           10.88
1990          (5.60)          (3.13)      2005         (0.01)           4.91
1991          24.63           30.00       2006         24.91           15.79
1992           6.75            7.43       2007          8.49            5.49
1993          28.93           10.06       2008        (41.85)         (37.00)
1994           4.29            1.32       2009         36.15           26.47
1995          31.60           37.58       2010         11.34           15.06
1996          19.32           22.96       2011          6.62            2.11
1997          24.84           33.36       2012         10.54           16.00
1998          15.02           28.58       2013         27.22           32.38
1999           0.65           21.04       2014          8.76           13.68
2000           4.65           (9.10)      2015         (1.85)           1.37
2001          (1.02)         (11.89)      2016          7.81           11.95
2002          (9.13)         (22.10)      2017         15.50           21.82


See "Notes to Hypothetical Performance Tables".


Global 45 Dividend Strategy Portfolio 2018-1
Portfolio
---------------------------------------------------------------------------------------
                                                               Current   Cost of
Number                                           Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------
           Consumer Discretionary - 16.12%
+    1,625  Barratt Developments plc             $     8.6857     3.78%  $   14,114.21
+      136  Bayerische Motoren Werke AG              103.2717     2.98       14,044.95
       258  Omnicom Group, Inc.                       72.8300     3.30       18,790.14
+      385  Persimmon plc                             36.7842     4.93       14,161.93
+      415  ProSiebenSat.1 Media SE                   34.1898     4.89       14,188.77
+      142  Renault, S.A.                             99.9807     2.64       14,197.26
+      800  Sekisui House, Ltd.                       18.0123     3.12       14,409.83
       254  V.F. Corporation                          74.0000     2.49       18,796.00
+      780  WPP plc                                   17.9875     4.47       14,030.22
           Consumer Staples - 27.87%
+      213  British American Tobacco plc              67.3059     2.88       14,336.15
       127  Clorox Company                           148.7400     2.26       18,889.98
       620  Coca-Cola Company                         45.8800     3.23       28,445.60
       252  Colgate-Palmolive Company                 75.4500     2.12       19,013.40
       260  CVS Health Corporation                    72.5000     2.76       18,850.00
       195  Dr Pepper Snapple Group, Inc.             97.0600     2.39       18,926.70
       318  General Mills, Inc.                       59.2900     3.31       18,854.22
       166  Hershey Company                          113.5100     2.31       18,842.66
       518  Hormel Foods Corporation                  36.3900     2.06       18,850.02
+      840  Marine Harvest ASA                        16.8430     7.59       14,148.11
       158  PepsiCo, Inc.                            119.9200     2.69       18,947.36
       308  Procter & Gamble Company                  91.8800     3.00       28,299.04
           Energy - 6.65%
       225  Chevron Corporation                      125.1900     3.45       28,167.75
       338  Exxon Mobil Corporation                   83.6400     3.68       28,270.32
           Financials - 8.17%
+      328  ASX, Ltd.                                 42.6462     5.27       13,987.94
+      474  AXA, S.A.                                 29.5159     3.29       13,990.55
+    3,888  Legal & General Group plc                  3.6656     5.37       14,251.97
+      400  MS&AD Insurance Group Holdings, Inc.      33.6811     2.90       13,472.45
+      300  Tokio Marine Holdings, Inc.               45.4165     2.64       13,624.96
           Health Care - 6.66%
       501  Merck & Company, Inc.                     56.2700     3.41       28,191.27
       781  Pfizer, Inc.                              36.2200     3.75       28,287.82

Global 45 Dividend Strategy Portfolio 2018-1
Portfolio (continued)
---------------------------------------------------------------------------------------
                                                               Current   Cost of
Number                                           Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------
           Industrials - 14.98%
+      442  Atlantia S.p.A.                      $    31.4016     3.10%  $    13,879.51
       271  Emerson Electric Company                  69.6900     2.78        18,885.99
       344  Fastenal Company                          54.6900     2.34        18,813.36
     1,635  General Electric Company                  17.4500     2.75        28,530.75
        59  Lockheed Martin Corporation              321.0500     2.49        18,941.95
+      230  Randstad Holding NV                       61.1162     3.14        14,056.72
+    2,553  Sydney Airport                             5.4818     3.43        13,995.14
           Information Technology - 11.11%
       162  Automatic Data Processing, Inc.          117.1900     2.15        18,984.78
       736  Cisco Systems, Inc.                       38.3000     3.03        28,188.80
       184  International Business Machines
             Corporation                             153.4200     3.91        28,229.28
       277  Paychex, Inc.                             68.0800     2.94        18,858.16
           Telecommunication Services - 8.44%
+    3,941  BT Group plc                               3.6494     5.67        14,382.30
+      600  KDDI Corporation                          24.8032     2.72        14,881.93
+      600  NTT DOCOMO, Inc.                          23.6094     3.18        14,165.66
       532  Verizon Communications, Inc.              52.9300     4.46        28,158.76
----------                                                               --------------
    28,571                                                               $   848,334.67
==========                                                               ==============

See "Notes to Portfolios".


Select 10 Industrial Portfolio

   Investment Objective. The Portfolio seeks above average total return.

   Principal Investment Strategy. The Portfolio seeks above-average total return by investing in a portfolio of stocks. The Portfolio follows a simple investment strategy: Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for approximately one year. Invesco Capital Markets, Inc., the Sponsor, implemented the strategy using information available as of the close of business on December 20, 2017. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the composition and/or weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, regulatory restrictions and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio holds a relatively small number of stocks. You may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------
Estimated Organization Costs           0.154%     $1.507
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.134%     $1.313
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.190%     $1.863*
                                     =========  =========

                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year    $    219
3 years        675
5 years      1,155
10 years     2,475

------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from March 10, 2018 through August 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be two months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."

--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                    $10.0000

Initial Date of Deposit                           January 2, 2018

Mandatory Termination Date                          March 6, 2019

Estimated Net Annual Income1,2                  $0.32036 per Unit

Record Dates2                              10th day of each month

Distribution Dates2                        25th day of each month

CUSIP Numbers                                   Cash -- 46140G660
                                            Reinvest -- 46140G678
                                       Wrap Fee Cash -- 46140G686
                                   Wrap Fee Reinvest -- 46140G694
--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."

2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in February 2018.

Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30[SM]"). Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 14 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                             Hypothetical Total Return
----------------------------------------------------------------------------------------
           Hypothetical                                 Hypothetical
Year     Strategy Stocks    The Dow 30[SM]     Year    Strategy Stocks    The Dow 30[SM]
----------------------------------------------------------------------------------------
1988          22.52%            15.95%         2003         26.60%            28.29%
1989          23.13             31.71          2004          2.29              5.31
1990          (9.69)            (0.57)         2005         (7.19)             1.72
1991          32.96             23.93          2006         28.14             19.04
1992           5.72              7.35          2007          0.00              8.88
1993          24.80             16.74          2008        (40.79)           (31.93)
1994           2.03              4.95          2009         15.68             22.68
1995          34.49             36.49          2010         18.98             14.06
1996          25.91             28.57          2011         14.59              8.38
1997          19.43             24.75          2012          7.68             10.24
1998           8.43             18.13          2013         32.75             29.65
1999           1.44             27.20          2014          8.71             10.04
2000           3.54             (4.72)         2015          0.51              0.21
2001          (6.81)            (5.44)         2016         18.35             16.50
2002         (10.83)           (15.01)         2017         21.55             28.11

See "Notes to Hypothetical Performance Tables".

Select 10 Industrial Portfolio 2018-1
Portfolio
------------------------------------------------------------------------------------
                                                             Current   Cost of
Number                                         Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                 per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------
            Consumer Staples - 20.01%
       322   Coca-Cola Company                 $    45.8800     3.23%  $  14,773.36
       161   Procter & Gamble Company               91.8800     3.00      14,792.68
            Energy - 20.01%
       118   Chevron Corporation                   125.1900     3.45      14,772.42
       177   Exxon Mobil Corporation                83.6400     3.68      14,804.28
            Health Care - 20.00%
       262   Merck & Company, Inc.                  56.2700     3.41      14,742.74
       409   Pfizer, Inc.                           36.2200     3.75      14,813.98
            Industrials - 10.05%
       851   General Electric Company               17.4500     2.75      14,849.95
            Information Technology - 19.94%
       385   Cisco Systems, Inc.                    38.3000     3.03      14,745.50
        96   International Business Machines
              Corporation                          153.4200     3.91      14,728.32
            Telecommunication Services - 9.99%
       279   Verizon Communications, Inc.           52.9300     4.46      14,767.47
-----------                                                            ------------
     3,060                                                             $ 147,790.70
===========                                                            ============

See "Notes to Portfolios".


Notes to Hypothetical Performance Tables

   The hypothetical strategy stocks for each applicable time period in a table were identified by applying the respective Portfolio strategy on the last trading day of the prior period on the principal trading exchange. It should be noted that the stocks in the tables are not the same stocks from year to year and may not be the same stocks as those included in your Portfolio. Hypothetical total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical annual Portfolio operating expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the hypothetical total returns at the beginning of each period is 1.85%. Adjustments were made to reflect events such as stock splits and corporate spinoffs. Hypothetical total return does not take into consideration commissions or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   The tables represent hypothetical past performance of the related Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. The hypothetical performance is the retroactive application of a strategy designed with the full benefit of hindsight. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect commissions paid by a Portfolio on the purchase of Securities or taxes incurred by Unitholders; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; a Portfolio may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on a strategy's implementation date may be different from prices on the Initial Date of Deposit; extraordinary market events that are not expected to be repeated and may have affected performance; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that your Portfolio will outperform its comparison stock index(es) over its life or future rollover periods, if available. The Sponsor uses data furnished by Bloomberg L.P., Horizon Investment Services, FactSet, Compustat, Morgan Stanley Capital International, Standard & Poor's and Dow Jones Indexes, a CME Group company to implement the strategy and to generate the information contained in the table. These data sources are applied in a consistent manner without the use of discretion. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

   The S&P 500 Index consists of 500 stocks chosen by Standard & Poor's to be representative of the leaders of various industries.

   The Dow Jones Select Dividend Index consists of 100 stocks selected to the index by dividend yield, subject to screens for dividend-per-share growth rate, dividend payout ratio and average daily dollar trading volume.

   The Dow Jones Industrial Average is a price-weighted index that is calculated as a simple average. The Dow Jones Industrial Average includes 30 large-cap, blue-chip U.S. stocks, excluding utility and transportation companies.

   The MSCI EAFE[SM] Index, Dow Jones Select Dividend Index, S&P 500 Index and The Dow Jones Industrial Average are unmanaged, are not subject to fees and are not available for direct investment.

Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on December 29, 2017 and have settlement dates ranging from January 3, 2018 through January 9, 2018 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                Cost to     Profit (Loss)
                                                                Sponsor      To Sponsor
                                                             -------------  -------------

     EAFE Select 20 Portfolio                                $     549,328  $     (5,575)
     The Dow Jones Select Dividend Index Strategy Portfolio  $     148,023  $       (114)
     Select S&P Industrial Portfolio                         $     147,800  $        (47)
     Select S&P Core Portfolio                               $     148,170  $        (63)
     Global 45 Dividend Strategy Portfolio                   $     851,471  $     (3,136)
     Select 10 Industrial Portfolio                          $     147,867  $        (76)


"+"  indicates that the stock was issued by a foreign company.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates. When determining the highest dividend-yielding securities for certain of the Portfolios, publicly available information concerning reductions in future dividend payments to be made by an eligible stock may be taken into account.



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 1833:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of EAFE Select 20 Portfolio 2018-1; The Dow Jones Select Dividend Index Strategy Portfolio 2018-1; Select S&P Industrial Portfolio 2018-1; Select S&P Core Portfolio 2018-1; Global 45 Dividend Strategy Portfolio 2018-1 and Select 10 Industrial Portfolio 2018-1 (included in Invesco Unit Trusts, Series 1833 (the "Trust")) as of January 2, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of January 2, 2018, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of January 2, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors since 1976.

New York, New York
January 2, 2018

                            STATEMENTS OF CONDITION
                             As of January 2, 2018

                                                                                The Dow
                                                                                 Jones
                                                                                 Select
                                                                                Dividend
                                                               EAFE              Index            Select S&P
                                                             Select 20          Strategy          Industrial
INVESTMENT IN SECURITIES                                     Portfolio          Portfolio         Portfolio
                                                         -----------------  -----------------  -----------------
Contracts to purchase Securities (1)                     $         543,753  $         147,909  $         147,753
                                                         -----------------  -----------------  -----------------
     Total                                               $         543,753  $         147,909  $         147,753
                                                         =================  =================  =================
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                              $           1,336  $             740  $             612
     Deferred sales charge liability (3)                             7,341              1,997              1,995
     Creation and development fee liability (4)                      2,719                740                739
Interest of Unitholders--
     Cost to investors (5)                                         543,753            147,909            147,753
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                   11,396              3,477              3,346
                                                         -----------------  -----------------  -----------------
          Net interest to Unitholders (5)                          532,357            144,432            144,407
                                                         -----------------  -----------------  -----------------
     Total                                               $         543,753  $         147,909  $         147,753
                                                         =================  =================  =================
Units outstanding                                                   54,376             14,791             14,776
                                                         =================  =================  =================
Net asset value per Unit                                 $           9.790  $           9.765  $           9.774
                                                         =================  =================  =================


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.


(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately two or three months, as applicable) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.


(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



                            STATEMENTS OF CONDITION
                             As of January 2, 2018

                                                                                 Global
                                                              Select           45 Dividend         Select 10
                                                             S&P Core           Strategy          Industrial
INVESTMENT IN SECURITIES                                     Portfolio          Portfolio          Portfolio
                                                         -----------------  -----------------  -----------------
Contracts to purchase Securities (1)                     $         148,107  $         848,335  $         147,791
                                                         -----------------  -----------------  -----------------
     Total                                               $         148,107  $         848,335  $         147,791
                                                         =================  =================  =================
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                              $             630  $           1,672  $             223
     Deferred sales charge liability (3)                             1,999             11,453              1,995
     Creation and development fee liability (4)                        741              4,242                739
Interest of Unitholders--
     Cost to investors (5)                                         148,107            848,335            147,791
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                    3,370             17,367              2,957
                                                         -----------------  -----------------  -----------------
          Net interest to Unitholders (5)                          144,737            830,968            144,834
                                                         -----------------  -----------------  -----------------
     Total                                               $         148,107  $         848,335  $         147,791
                                                         =================  =================  =================
Units outstanding                                                   14,811             84,834             14,780
                                                         =================  =================  =================
Net asset value per Unit                                 $           9.772  $           9.795  $           9.800
                                                         =================  =================  =================


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.


(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately two or three months, as applicable) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.


(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of equity securities which are components of major stock market indexes. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, certain Portfolios may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any contract of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective and investment strategy of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

   The Portfolios offer the potential to achieve better performance than the related indexes through index-based investment strategies. Certain strategies may also offer the potential for less volatility or potential for higher dividend income when compared to the related index. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. The publishers of these indexes are not affiliated with the Sponsor.

   The Dow Jones Industrial Average and the Dow Jones Select Dividend Index are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones[R]", the Dow Jones Industrial Average, the Dow Jones Select Dividend Index and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the Sponsor. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average and the Dow Jones Select Dividend Index, which are determined, composed and calculated by CME without regard to Sponsor or the Portfolios. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Industrial Average and the Dow Jones Select Dividend Index. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolios. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolios currently being issued by Sponsor, but which may be similar to and competitive with the Portfolios. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average or the Dow Jones Select Dividend Index. It is possible that this trading activity will affect the value of the Dow Jones Industrial Average or the Dow Jones Select Dividend Index and the Portfolios.

   DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

   The EAFE Select 20 Portfolio and the Global 45 Dividend Strategy Portfolio are not sponsored, endorsed, sold or promoted by MSCI Inc. ("MSCI"), any of its affiliates, any of its information providers or any other third party involved in, or related to, compiling, computing or creating any MSCI index (collectively, the "MSCI Parties"). The MSCI EAFE Index (the "EAFE Index") is the exclusive property of MSCI. MSCI and the EAFE Index name are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by the Sponsor and the Portfolio. None of the MSCI Parties makes any representation or warranty, express or implied, to the Sponsor or Unitholders of the Portfolios or any other person or entity regarding the advisability of investing in trusts generally or in the Portfolios particularly or the ability of the EAFE Index to track corresponding stock market performance. MSCI or its affiliates are the licensors of certain trademarks, service marks and trade names and of the EAFE Index which are determined, composed and calculated by MSCI without regard to the Portfolios or the Sponsor or Unitholders of the Portfolios or any other person or entity. None of the MSCI Parties has any obligation to take the needs of the Sponsor or Unitholders of these Portfolios or any other person or entity into consideration in determining, composing or calculating the EAFE Index. None of the MSCI Parties is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units of these Portfolios are redeemable for cash. Further, none of the MSCI Parties has any obligation or liability to the Sponsor or Unitholders of the Portfolios or any other person or entity in connection with the administration, marketing or offering of the Portfolios.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE EAFE INDEX FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE TRUST, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   No purchaser, seller or holder of this security, product or trust, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

   The Sponsor, on behalf of the Select S&P Industrial Portfolio, Select S&P Core Portfolio and the Global 45 Dividend Strategy Portfolio has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which each Portfolio is granted licenses to use certain trademarks and trade names, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. STANDARD & POOR'S, S&P 500, STARS and S&P are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Invesco Capital Markets, Inc. and the Portfolios. The Portfolios are not sponsored, managed, sold or promoted by SPIAS and its affiliates.

   The Sponsor, on behalf of the Select S&P Industrial Portfolio, Select S&P Core Portfolio and the Global 45 Dividend Strategy Portfolio has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which each Portfolio is granted licenses to use certain trademarks and trade names, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. "Standard & Poor's", "S&P 500", "STARS" and "S&P" are registered trademarks of S&P Global or its affiliates, and have been licensed for use by Invesco Capital Markets, Inc. and the Portfolios. SPIAS also provides index or benchmark data from S&P Dow Jones Indices, public ratings from S&P Global Ratings, and S&P Global Quality Rank scores from S&P Global Market Intelligence. The Portfolio and any other investment fund or other vehicle that is offered by third parties that uses a S&P Dow Jones Indices index as a benchmark or measure of performance, or bears the "S&P" or "Standard and Poor's" mark, and/or seeks to provide an investment return based on the returns of any S&P Dow Jones Indices' index are not sponsored, endorsed, sold or promoted by SPIAS and its affiliates. SPIAS and its affiliates make no representation, condition or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly, or the ability of the S&P 500 Index, the S&P Industrials Index or any other SPIAS index to track general stock market performance. The S&P 500 Index and S&P Industrial Index are determined, composed and calculated by SPIAS and/or its affiliates without regard to the Portfolio. SPIAS and/or its affiliates have no obligation to take the needs of the owners of the Portfolio into consideration in determining, composing or calculating the S&P 500 Index, the S&P Industrial Index or any other SPIAS index. SPIAS is not responsible for and has not participated in the determination of the composition of the Portfolio, the prices and amount of the Portfolio or the timing of the issuance or sale of the Portfolio. SPIAS has no obligation or liability in connection with the administration, marketing or sale of units of the Portfolio. There can be no assurance that future dividend payouts will equal or exceed past dividend payouts. SPIAS' parent company, S&P Global Inc., may be one of the constituents of the S&P High Yield Dividend Aristocrats Index and may be included in the Portfolio based solely on quantitative measurements determined by the Sponsor.

   SPIAS, a wholly owned subsidiary of S&P Global Inc., and a part of S&P Global Market Intelligence, provides non-discretionary advisory services to institutional clients and does not provide advice to underlying clients of the firms to which it provides advisory services. SPIAS offers advisory services In the United States and does not act as a "fiduciary" or as an "investment manager", as defined under Employee Retirement Income Security Act (ERISA), to any investor. SPIAS also provides other products and services that are not advisory in nature.

   Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products.

   Content or data provided by SPIAS (including index data, ratings, credit-related analyses and data, research, model, software or other application or output therefrom) are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. SPIAS may provide index data. Direct investment in an index is not possible. Exposure to an asset class represented by an index is available through investable instruments based on that index. S&P Global keeps certain activities of its divisions separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain divisions of S&P Global may have information that is not available to other S&P Global divisions. S&P Global has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

   S&P Global Ratings does not contribute to or participate in the provision of investment advice. S&P Global Ratings may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P Global reserves the right to disseminate its opinions and analyses. S&P Global's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P Global publications and third-party redistributors. Additional information about S&P Global ratings fees is available at www.standardandpoors.com/usratingsfees.

   The Portfolio Consultant of the Select S&P Industrial Portfolio, Select S&P Core Portfolio and the Global 45 Dividend Strategy Portfolio is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios as of the applicable selection time, and that the Sponsor ultimately selected the Portfolios. After the initial selection date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Strategy Correlation. Your Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of your Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time, especially as a result of round-lot trading requirements applicable to certain foreign issuers,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and generally have up to 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   In addition, the stock selection strategy of your Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. Your Portfolio may not achieve its objective if this happens.

   Industry Risks. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Consumer Discretionary and Consumer Staples Issuers. The EAFE Select 20 Portfolio, the Select S&P Industrial Portfolio, the Global 45 Dividend Strategy Portfolio and the Select 10 Industrial Portfolio invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.


   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.


   Industrials Issuers. The Select S&P Industrial Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Information Technology Issuers. The Select 10 Industrial Portfolio invests significantly in information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions.


   Companies in this sector face risks from rapid changes in technology, competition, dependence on certain suppliers and supplies, rapid obsolescence of products or services, patent termination, frequent new products and government regulation. These companies can also be adversely affected by interruption or reduction in supply of components or loss of key customers and failure to comply with certain industry standards.

   An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Information technology companies may also be smaller and/or less experienced companies with limited product lines, markets or resources. Stocks of some Internet companies have high price-to-earnings ratios with little or no earnings histories. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.


   Energy Issuers. The Select 10 Industrial Portfolio invests significantly in the energy sector. Energy companies are subject to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the energy sector. The prices of the securities of energy companies may fluctuate widely due to changes in value and dividend yield, which depend largely on the price and supply of energy fuels, international political events relating to oil producing countries including terrorist attacks, energy efficiency and conservation, natural disasters, the success of exploration projects, and tax and other governmental regulatory policies.

   Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   In addition, energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile due to, for example, decreased demand as a result of increases in energy efficiency, success of exploration projects and clean-up and litigation costs due to oil spills or other environmental damage. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Also, a decline in U.S. and Russian crude oil production may lead to a greater dependence on oil from OPEC nations.

   Friction with certain oil producing countries and between the governments of the United States and other major exporters of oil to the United States, can affect oil exports. Likewise, civil unrest in foreign, oil producing countries may also affect oil exports or the price of oil.

   Financial Services Issuers. The EAFE Select 20 Portfolio, the Dow Jones Select Dividend Index Strategy Portfolio and the Select S&P Core Portfolio invest significantly in financial services companies. Companies in the financial services sector include: commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and other companies providing similar such services. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

   Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution -- like the failure of another, significant financial institution or material disruptions to the credit markets -- that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

   Certain financial services companies may themselves have concentrated portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses, e.g., sub-prime loans. Further, companies in the financial services sector are subject to intense competition. Companies in this sector are subject to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate.

   Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes may have adverse effects on certain financial services issuers and could lead to decreases in such issuers' profits or revenues. In addition, under the current political administration, it is possible that there will be significant changes to the Dodd Frank Act and other related laws and regulations. The Sponsor is unable to predict the impact that such changes may have on financial services issuers.

   With respect to investments in foreign financial companies by the EAFE Select 20 Portfolio, many such issuers may continue to be affected by Basel III regulation, negotiated by the Basel Committee on Banking. Basel III established a global framework to increase both the quality and quantity of the regulatory capital base and enhance the risk coverage of the capital framework. This regulatory framework may have adverse effects on certain financial services issuers in these Portfolios, and could lead to decreases in such issuers' profits or revenues. The Sponsor is unable to predict the ultimate impact of Basel III, and any resulting or like regulation, on the securities in these Portfolios or on the financial services industry in general.

   Financial services companies in foreign countries are subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. Foreign financial services issuers tend to have a large portion of their assets as well as business operations concentrated in their home country. As a result, they may be particularly sensitive to events in their home country such as deteriorating or stagnant economic conditions, sovereign credit downgrades, foreign currency exchange rates, natural disasters, terrorism, stock market decreases, and interest rate increases. For instance, negative developments regarding Eurozone sovereign debt, including the potential for further downgrades of sovereign credit ratings, as well as downgrades to the ratings, could adversely affect financial services issuers. In addition, the departure of any Eurozone country from the use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on foreign financial services issuers. More recently, there is uncertainty regarding the state of the European Union ("EU") following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

   Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

   Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or "junk" bond holdings) and failures of reinsurance carriers.

   Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

   Health Care Issuers. The Select S&P Core Portfolio and the Select 10 Industrial Portfolio invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.


   On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the entirety of the Act will not come into effect until 2018, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. The Sponsor is unable to predict the full impact of the Act, or of its potential repeal or modification, on the Securities in your Portfolio.

   As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Materials Issuers. The Dow Jones Select Dividend Index Strategy Portfolio invests significantly in companies in the materials sector. Companies in the materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns. Companies in the materials sector are at risk for environmental damage and product liability claims. Companies in the materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Utility Issuers. The Dow Jones Select Dividend Index Strategy Portfolio invests significantly in utility companies or in companies related to the utility or energy industries. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    Risks of increases in fuel and other operating costs;

     o Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    Coping with the general effects of energy conservation;

     o Technological innovations which may render existing plants, equipment or products obsolete;

     o    The effects of unusual, unexpected or abnormal local weather;

     o Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    The potential impact of natural or manmade disasters;

     o Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    The high cost of obtaining financing during periods of inflation;

     o Difficulties of the capital markets in absorbing utility debt and equity securities;

     o    Increased competition; and

     o    International politics.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.

   Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price.

   Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some utility companies, however, may be forced to defend their core business and may become less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends. Mergers in the utility industry may require approval from various regulatory agencies, including the Federal Energy Trade Commission, the Federal Trade Commission, and the SEC in the United States. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

   Foreign Stocks. Because the EAFE Select 20 Portfolio invests exclusively and the Global 45 Dividend Strategy Portfolio invests significantly in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for your Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of your Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the SEC. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolios may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in your Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of your Portfolio's securities to vary when your Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of your Portfolio's assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means your Portfolio may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount your Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   Your Portfolio may be subject to negative federal income tax consequences if it invests in PFIC stock which it is not able to dispose of, or in non-PFIC stock which later becomes PFIC stock due to a change in the percentage of the issuer's passive-type income or assets. As a result of holding PFIC stock, your Portfolio could be subject to federal income tax (including interest charges) on certain distributions or dispositions with respect to those investments which cannot be eliminated by making distributions to shareholders. Elections may be available to such Portfolio to mitigate the effect of this tax provided that the PFIC complies with certain reporting requirements, but such elections generally accelerate the recognition of income without the receipt of cash. Holding PFIC stock could cause your Portfolio to currently recognize income it has not yet received, which could impact the distribution requirements applicable to any Portfolio which is a regulated investment company for tax purposes.

   European Issuers. The EAFE Select 20 Portfolio and the Global 45 Dividend Strategy Portfolio invest significantly in securities issued by European companies. Investments in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. A significant number of countries in Europe are member states in the EU, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. The European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks. Further, political or economic disruptions in European countries, even in countries in which your Portfolio is not invested, may adversely affect security values and thus the Portfolio's holdings. The risks associated with investing in European securities may be heightened because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

   As discussed under the "United Kingdom" subsection below, there is particular uncertainty regarding the state of the EU as Brexit unfolds. Brexit marks the first time that a significant member of the EU will have left and there is no detailed mechanism in the treaties establishing the EU for a member to exit. The precise economic impact will depend on many factors, including the future trade arrangement between the U.K. and the rest of the EU. One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union.

   United Kingdom. The EAFE Select 20 Portfolio and the Global 45 Dividend Strategy Portfolio invest significantly in stocks issued by companies located in the U.K. As a result, your Portfolio may be affected unfavorably by political developments, social instability, changes in government policies and other political and economic developments in the U.K. Following a 2016 public referendum in which the British public voted in favor of Brexit, the nation's Prime Minister officially set the exit process in motion on March 27, 2017. As a result of the uncertainty related to these developments, the financial markets and transactional activity in the U.K. has since been markedly lower. There is no clarity on the trading arrangements which will apply in respect of the U.K. after Brexit. As part of the Brexit negotiations, Britain may seek to arrange an appropriate free trade agreement with the EU and it will in many cases need to negotiate new free trade agreements with countries outside the EU. There is expected to be heightened uncertainty, diminished confidence and lower spending and investment to result in weaker growth. The precise impact of the Brexit decision on the U.K. may take multiple years to determine and will only become clearer as the negotiations surrounding Brexit progress. Of course, the Sponsor cannot predict the length of the time or processes involved in the U.K.'s exit from the EU.


   On October 27, 2017, S&P reaffirmed its downgrade of the U.K.'s AAA rating to AA. S&P previously stated that Brexit will hurt growth as it will lead to less predictable, stable, and effective policy framework in the U.K. and put the U.K. at greater risk as it faces substantial challenges to successfully negotiating its exit.


   Japan. The EAFE Select 20 Portfolio invests significantly in stocks issued by companies in Japan. In recent years, the growth of Japan's economy has lagged that of many of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China is an important trading partner with Japan, yet the countries' political relationship has often been strained. Should political tension increase, it could adversely affect the Japanese economy, especially its export sector, and destabilize the region as a whole. Japan also remains heavily dependent on oil imports, and therefore higher commodity prices could have a negative impact on its economy.

   The Japanese economy faces several other concerns which may cause it to slow down, including a financial system with large levels of nonperforming loans, over-leveraged corporate balance sheets, extensive cross-ownership by major corporations, a changing corporate governance structure, and large government deficits. In addition, structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut the Japanese economy. Japan is also at risk for natural disasters, such as earthquakes, volcanic eruptions, typhoons and tsunamis, which could negatively affect the Japanese economy.

   The Japanese yen has fluctuated widely at times and any increase in its value may cause a decline in exports that could weaken the Japanese economy. Japan has, in the past, intervened in the currency markets to attempt to maintain or reduce the value of the yen. Japanese intervention in the currency markets could cause the value of the yen to fluctuate sharply and unpredictably.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit (1.885% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                  Volume Concession
                             ---------------------------
      Total Sales            Equity Trust   Fixed Income
      (in millions)             Units       Trust Units
--------------------------------------------------------
$25 but less than $100          0.035%         0.035%
$100 but less than $150         0.050          0.050
$150 but less than $250         0.075          0.075
$250 but less than $1,000       0.100          0.100
$1,000 but less than $5,000     0.125          0.100
$5,000 but less than $7,500     0.150          0.100
$7,500 or more                  0.175          0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 -----
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 -----

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under "Essential Information," either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. With respect to the Global 45 Dividend Strategy Portfolio, dividends and interest, and any net proceeds from the sale of Securities received by your Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. With respect to all other Portfolios, the Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Distributions made by certain of the securities in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Global 45 Dividend Strategy Portfolio will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934
Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.


   Unitholders tendering 1,000 or more Units of The Dow Jones Select Dividend Index Strategy Portfolio, Select 10 Industrial Portfolio, Select S&P Industrial Portfolio or Select S&P Core Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The EAFE Select 20 Portfolio and Global 45 Dividend Strategy Portfolio generally will not offer in kind distributions. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.


   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or
(2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be treated as a regulated investment company for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. With respect to a Portfolio structured as a grantor trust for federal tax purposes, the Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   With respect to the Global 45 Dividend Strategy Portfolio, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Global 45 Dividend Strategy Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolios.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of Portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of a Portfolio's expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of a Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $99,220,878.98 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $917.5 billion as of September 30, 2017.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION -- GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO
--------------------------------------------------------------------------------


   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which become effective in 2018 and may affect your investment in the Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of an investment in the Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in the Portfolio.


   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.


   Portfolio Status. The Global 45 Dividend Strategy Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If the Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by the Portfolio will eliminate all taxes for every year at the level of the Portfolio.

   Distributions. Portfolio distributions are generally taxable to you. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.


   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.


   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation, effective in 2018, has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.


   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that a Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However distributions received by a foreign investor from a Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and pursuant to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their tax advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

TAXATION -- ALL OTHER PORTFOLIOS
--------------------------------------------------------------------------------


   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which become effective in 2018 and may affect your investment in a Portfolio in a number of ways, including possible unintended consequences . This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences of an investment in a Portfolio.


   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.


   Assets of the Portfolio. Each Portfolio is expected to hold shares of stock in corporations that are treated as equity for federal income tax purposes. Certain Portfolios may also hold shares of stock in corporations that qualify as real estate investment trusts for federal income tax purposes ("REIT Shares").


   It is possible that a Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio as "Portfolio Assets".

   Portfolio Status. If a Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units.

   Dividends and net capital gains are subject to a 3.8% federal tax on net investment income for taxpayers at higher income levels.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.


   Dividends from Stocks. Certain dividends received by non-corporate Unitholders with respect to the stocks may qualify to be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These are generally referred to as qualified dividends.


   Dividends from REIT Shares. Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Portfolio holds REIT Shares for six months or less, any loss incurred by you related to the disposition of such REIT Shares will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Shares. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.


   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it would generally be considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code. The deductibility of capital losses is subject to other limitations in the tax law.


   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.


   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. However, recent tax legislation has suspended the deductibility of expenses characterized as miscellaneous itemized deductions, which include investment expenses.


   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), distributions of dividends and interest from your Portfolio generally are subject to U.S. federal income taxes, including withholding taxes, unless certain conditions for exemption from U.S. taxation are met. Gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.


   Foreign Taxes. Some distributions or income earned by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid by your Portfolio. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.


   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation subject to the New York State franchise tax and the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.


   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Global 45 Dividend Strategy Portfolio, the Select 10 Industrial Portfolio and The Dow Jones Select Dividend Index Strategy Portfolio will each pay a license fee to CME for use of certain service marks and other property. The Select S&P Industrial Portfolio, Select S&P Core Portfolio and the Global 45 Dividend Strategy Portfolio will each pay a license fee to SPIAS for use of certain trademarks and other property. The Dow Jones Select Dividend Index Strategy Portfolio will pay a license fee to Horizon Investment Services, LLC for the use of certain service marks and other property. The EAFE Select Portfolio and the Global 45 Dividend Strategy Portfolio will each pay a license fee to MSCI Inc. for the use of certain trademarks and other property.


OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TABLE OF CONTENTS
---------------------------------------------------
   Title                                       Page
   -----                                       ----

   EAFE Select 20 Portfolio                       2
   The Dow Jones Select Dividend Index
      Strategy Portfolio                          7
   Select S&P Industrial Portfolio               12
   Select S&P Core Portfolio                     17
   Global 45 Dividend Strategy Portfolio         22
   Select 10 Industrial Portfolio                28
   Notes to Hypothetical Performance Tables      32
   Notes to Portfolios                           33
   Report of Independent Registered Public
      Accounting Firm                            34
   Statements of Condition                       35
   The Portfolios                               A-1
   Objectives and Securities Selection          A-2
   Risk Factors                                 A-5
   Public Offering                             A-15
   Retirement Accounts                         A-20
   Fee Accounts                                A-20
   Rights of Unitholders                       A-20
   Portfolio Administration                    A-24
   Taxation -- Global 45 Dividend Strategy
      Portfolio                                A-26
   Taxation -- All Other Portfolios            A-29
   Portfolio Operating Expenses                A-31
   Other Matters                               A-33
   Additional Information                      A-33


------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1833


                                   PROSPECTUS
                               -----------------
                                January 2, 2018


                        EAFE Select 20 Portfolio 2018-1

         The Dow Jones Select Dividend Index Strategy Portfolio 2018-1

                     Select S&P Industrial Portfolio 2018-1

                        Select S&P Core Portfolio 2018-1

                  Global 45 Dividend Strategy Portfolio 2018-1

                     Select 10 Industrial Portfolio 2018-1




              Please retain this prospectus for future reference.



INVESCO


                             Information Supplement



EAFE Select 20 Portfolio 2018-1

The Dow Jones Select Dividend Index Strategy Portfolio 2018-1

Select S&P Industrial Portfolio 2018-1

Select S&P Core Portfolio 2018-1

Global 45 Dividend Strategy Portfolio 2018-1

Select 10 Industrial Portfolios 2018-1

--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                               Table of Contents

                                                        Page

              Risk Factors                                 2
              The Indexes                                  6
              Sponsor Information                          8
              Trustee Information                          9
              Taxation                                    10
              Portfolio Termination                       12



INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Consumer Discretionary and Consumer Staples Issuers. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


   Financial Services Issuers. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition.

   Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   Technological advances allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be enacted in the future. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. The Sponsor makes no prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on your Portfolio.

   The Federal Reserve Board ("FRB") has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.


   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

   The Dow Jones Industrial Average and The Dow Jones Select Dividend Index. The Dow Jones Industrial Average and the Dow Jones Select Dividend Index are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones[R]", the Dow Jones Industrial Average, the Dow Jones Select Dividend Index and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the Sponsor. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average and the Dow Jones Select Dividend Index, which are determined, composed and calculated by CME without regard to Sponsor or the Portfolios. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Industrial Average and the Dow Jones Select Dividend Index. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Portfolios. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolios currently being issued by Sponsor, but which may be similar to and competitive with the Portfolios. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average or the Dow Jones Select Dividend Index. It is possible that this trading activity will affect the value of the Dow Jones Industrial Average or the Dow Jones Select Dividend Index and the Portfolios.

   DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR THE DOW JONES SELECT DIVIDEND INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

   MSCI EAFE Index. The EAFE Select 20 Portfolio, and the Global 45 Dividend Strategy Portfolio are not sponsored, endorsed, sold or promoted by MSCI Inc. ("MSCI"), any of its affiliates, any of its information providers or any other third party involved in, or related to, compiling, computing or creating any MSCI index (collectively, the "MSCI Parties"). The MSCI EAFE Index (the "EAFE Index") is the exclusive property of MSCI. MSCI and the EAFE Index name are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by the Sponsor and the Portfolio. None of the MSCI Parties makes any representation or warranty, express or implied, to the Sponsor or Unitholders of the Portfolios or any other person or entity regarding the advisability of investing in trusts generally or in the Portfolios particularly or the ability of the EAFE Index to track corresponding stock market performance. MSCI or its affiliates are the licensors of certain trademarks, service marks and trade names and of the EAFE Index which are determined, composed and calculated by MSCI without regard to the Portfolios or the Sponsor or Unitholders of the Portfolios or any other person or entity. None of the MSCI Parties has any obligation to take the needs of the Sponsor or Unitholders of these Portfolios or any other person or entity into consideration in determining, composing or calculating the EAFE Index. None of the MSCI Parties is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units of these Portfolios are redeemable for cash. Further, none of the MSCI Parties has any obligation or liability to the Sponsor or Unitholders of the Portfolios or any other person or entity in connection with the administration, marketing or offering of the Portfolios.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE EAFE INDEX FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE TRUST, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   No purchaser, seller or holder of this security, product or trust, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

   Standard & Poor's Investment Advisory Services LLC. The Sponsor, on behalf of certain Portfolios described in the prospectus, has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which each Portfolio is granted licenses to use certain trademarks and trade names, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. STANDARD & POOR'S, S&P 500, STARS and S&P are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Invesco Capital Markets, Inc. and the Portfolios. The Portfolios are not sponsored, managed, sold or promoted by SPIAS and its affiliates.

   SPIAS is a registered investment advisor and a part of S&P Global Market Intelligence. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a "fiduciary" or as an "investment manager", as defined under ERISA, to any investor. SPIAS is not responsible for client suitability. Past performance is not indicative of future returns.

   SPIAS and its affiliates do not sponsor, endorse, sell, promote or manage any investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on a SPIAS investment strategy or the constituents or the returns of any S&P Indices index. SPIAS and its affiliates make no representation regarding the advisability of investing in any such investment fund or other vehicle. S&P Indices receives compensation in connection with licensing its indices to third parties. With respect to recommendations made by SPIAS, investors should realize that such information is provided only as a general guideline. SPIAS does not take into account any information about any investor or any investor's assets when providing its services. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions.

   Standard & Poor's Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

   S&P's opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor except when registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

   S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

   S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

   SPIAS may consider research and other information from affiliates in making its investment recommendations.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $99,220,878.98 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $917.5 billion as of September 30, 2017. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

Regulated Investment Companies

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

   The Global 45 Dividend Strategy Portfolio intends to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that each will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code), but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Portfolio retains any net capital gain, your Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you timely provide the required information or certification.


   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power or value of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.


   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election (a qualified electing fund, or QEF election) that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this QEF election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                                                                    U-EMSSUP1833




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Undertaking to File Reports.
         The Signatures.
         The Written Consents of Legal Counsel, Initial Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 461 (File No. 333-118793) dated October 1, 2004, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005, Van Kampen Unit Trusts, Series 507 (File No. 333-124658) dated May 19, 2005, Van Kampen Unit Trusts, Series 909 (File No. 333-161429) dated October 1, 2009 and Van Kampen Unit Trusts, Series 996 (File No. 333-166675) dated July 1, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion and Consent of Counsel as to the federal and New York income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1833, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1833, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 2nd day of January, 2018.

                                                INVESCO UNIT TRUSTS, SERIES 1833

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 2, 2018, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

       SIGNATURE                                TITLE

Steven Massoni                          Director and Co-President

M. Kevin Cronin                         Director and Co-President

Mark W. Gregson                         Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.